September 23, 2011

Via Fax & Email

Securities and Exchange Commission
Washington, DC  20546

Re:	Nevada Gold & Casinos, Inc
Form 10-K for fiscal year ended April 30, 2010
Filed July 29, 2010
File No. 001-15517
Attn:  Linda Cvrkel

Dear Ms. Cvrkel:

This is in response to your comment letter dated July 28, 2011 regarding the Form 8-K/A filed by our company on September 15, 2010.  In summary, we have filed a Form 8-K/A to include the name and signature of the independent auditor and the changes in format of the pro-formas requested by your Division of Corporation Finance Office of Chief Accountant.  Below is a recap of how this evolved.

Please feel free to contact me at (713) 621-2245 if you have any questions.

Form 8-K filed September 15, 2010

SEC Comment:

1.
We note from your responses to our prior comments 14 and 15 that the results of the income test for the year ended December 31, 2009 indicate that two years of audited financial statements should be filed.  You also indicate that you will request a waiver as you are unable to obtain two years of appropriate financials for the revised form 8-K/A.  Please note that any exception requests to the requirements of Rule 8-04 of Regulation S-X must be made directly to the Division of Corporation Finance Office of Chief Accountant.  Please file your revised Form 8-K/A to include the appropriate audited financial statements or file a request for waiver of such financial statements as soon as possible.  Also, as previously indicated in our prior comment 5, these audited financial statements should include only the acquired businesses and exclude the continuing operations retained by the larger entity.  Please ensure your revised Form 8-K/A includes a note explaining how the April 30, 2010 financial statements were prepared or calculated.

Additionally, when this revised Form 8-K/A is filed, please include the name and electronic signature of the independent auditor’s report.  Please file this report as soon as possible.

Response:

As directed by the SEC, we sent an exception request to the Division of Corporation Finance Office of Chief Accountant (“DCF” or “Staff”) on August 3, 2011.  Approximately two weeks later we received a telephone response from the Associate Chief Accountant of the DCF.  She provided further guidance regarding the appropriate content of our request and we re-submitted a letter on September 1, 2011 requesting they accept our request for waiver.  On September 1, 2011 we wrote to the Division of Corporation Finance Office of Chief Accountant (“DCF” or “Staff”) requesting they accept one year of audited pre-acquisition financial statements for the acquired card room operations and the audited post-acquisition financial statements of the card rooms included in our audited financial statements for the year ended April 30, 2011, to satisfy the requirements of Rule S-X Rule 3-05 in our SEC filing.  We received the attached response dated September 13, 2011 from the DCF.  Although their response states “the Staff is unable to waive the requirements of Rule S-X Rule 3-05 to provide two years of pre-acquisition historical financial statements for the acquired card rooms in the Form 8-K” they did state “For purposes of the S-3 only we would not object to your request that the Staff accept one year of audited pre-acquisition financial statements for the acquired card room operations and the audited post-acquisition financial statements of the card rooms included in the Company’s audited financial statements for the year ended April 30, 2011, to satisfy the requirements of Rule S-X Rule 3-05.” In addition, the Staff provided specific instructions of how we are to present the pro-forma financial statements in the Company’s Form 8-K/A (see attached letter dated September 13, 2011).

On September 14, 2011 we filed Form 8-K/A, Amendment No. 2, (see attached). As requested per your letter dated July 28, 2011, and the instructions given by the DCF in their letter dated September 13, 2011.  The 8-K/A, Amendment No. 2, incorporates a paragraph stating how the April 30, 2010, pro-forma financial statements were prepared, the electronic signature of LeMaster Daniels, PLLC, on the independent auditor’s report, and we added a column to the pro-forma financial information to eliminate the operation of the three card rooms that we did not acquire.

We filed a Form S-3 on September 15, 2011 after being advised by the DCF that for purposes of the S-3 only they would not object to our request that the Staff accept one year of audited pre-acquisition financial statements for the acquired card room operations and the audited post-acquisition financial statements of the card rooms included in the Company’s audited financial statements for the year ended April 30, 2011, to satisfy the requirements of Rule S-X Rule 3-05.

Please acknowledge that filing of the Form 8-K/A Amendment No. 2 completes our response to your SEC letter dated July 28, 2011, and there are no remaining open items in regards to File No. 001-15517.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy in the disclosure of the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

James J. Kohn
Chief Financial Officer
Nevada Gold and Casinos, Inc.

09/13/2011 11:58 FAX 2027728215 002/003

DIVISION OF
CORPORATION FINANCE

September 13, 2011

By U.S. Mail and facsimile to 713-621-6919

James J. Kohn
Chief Financial Officer
Nevada Gold & Casinos, Inc.
50 Briar Hollow Lane, Suite 500W
Houston, TX 77027

Dear Mr. Kohn:

In your letter dated September 1, 2011, you requested that the staff accept one year of audited pre-acquisition financial statements for acquired card room operations and the audited post-acquisition financial statements of the card rooms included in the company's audited financial statements for the year ended April 30, 2011 to satisfy the requirements of S-X Rule 3-05 for the company's Form 8-K dated July 23, 2010. We understand that the company plans to file a Form S-3. The company acquired six card rooms out of receivership on July 23, 2010 for approximately $11 million. The financial statements filed for the card rooms in the company's Form 8-K included three card rooms that the company did not acquire. Separate financial statements for the six card room operations alone were not available. Based on the operations of the nine card rooms, the acquisition was significant over the 40% level. However, the acquired six card rooms were significant between the 20-40% level.

However, please amend the financial statements for the card rooms included in the pro forma financial statements in the company's Form 8-K/A dated July 23, 2010 to present them on the same basis as the December 31, 2009 financial statements for the nine card rooms. A column should be added to the pro forma financial information to eliminate the operations of the three card rooms that the company did not acquire.

09/13/2011 11:58 FAX 2027728215 003/003

James J. Kohn
Nevada Gold & Casinos, Inc.
September 13, 2011
Page 2

The staff's conclusion is based solely on the information provided in your letters. Different or additional material facts could result in a different conclusion. If you have any questions concerning this letter, please call me at 202-551-3511.

Sincerely,

Louise M. Dorsey
Associate Chief Accountant

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 8-K/A

Amendment No. 2

CURRENT REPORT

Pursuant To Section 13 or 15 (d) of the
Securities Exchange Act of 1934

Date of Report (date of earliest event reported):

July 23, 2010

NEVADA GOLD & CASINOS, INC.
(Exact name of registrant as specified in its charter)

Nevada	1-15517	88-0142032
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

50 Briar Hollow Lane, Suite 500W Houston, Texas	77027
(Address of principal executive offices)	(Zip Code)

(713) 621-2245
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.01.    Completion of Acquisition

On July 29, 2010,  Nevada Gold & Casinos, Inc. (the “Company”) filed a Current Report on Form 8-K (the “Current Report”) announcing that, on July 23, 2010, the Company’s wholly-owned subsidiary, NG Washington II, LLC, completed the acquisition (the “Acquisition”) of six mini-casinos located in western Washington State, namely, the Silver Dollar Casino in SeaTac, Silver Dollar Casino in Renton, Silver Dollar Casino in Bothell, Club Hollywood Casino in Shoreline, Royal Casino in Everett and Golden Nugget Casino in Tukwila.  On September 15, 2010, the Company filed the financial statements and pro-forma information required by Item 9.01 by filing an amendment to the Current Report (“Amendment No. 1”).  The purpose of this Amendment No. 2 to the Current Report is to amend Amendment No. 1 solely in order to include (1) the name and electronic signature of the independent auditor of the acquired assets on the independent auditor’s report page which was inadvertently omitted in Amendment No. 1 and (2) in the pro-forma financial statements, filed as Exhibit 99.3 to Amendment No. 1, additional columns to eliminate the result of operations of the three card rooms not acquired by NG Washington II, LLC but which were included in the December 31, 2009 audited financial statements of Gaming Consultants, Inc. and Affiliates (“GCI”).

The audited financial statements of GCI included in this Amendment No. 2 to the Current Report as Exhibit 99.2 include the financial position and results of operations of three casinos not acquired by NG Washington II, LLC.  The unaudited pro-forma balance sheet as of the fiscal year ended April 30, 2010 gives effect to the Acquisition as if it had occurred on April 30, 2010 and is derived by combining the individual unaudited balance sheets of the casinos acquired with the audited balance sheet of the Company as of April 30, 2010.  The unaudited pro forma statement of operations for the fiscal year ended April 30, 2010 gives effect to the Acquisition as if it occurred on May 1, 2009 and is derived by combining the individual unaudited monthly statements of operations of the six casinos acquired for the period of May 1, 2009 through December 31, 2009 with the individual unaudited statements of operations of the six casinos acquired for the period of January 1, 2010 through April 30, 2010, along with the audited statement of operations of the Company for the year ended April 30, 2010.

Item 9.01.   Financial Statements and Exhibits

(a) Financial Statements of Businesses Acquired

     The following financial statements are attached hereto as Exhibit 99.2 and incorporated herein by reference:

•	Independent Auditors’ Report

•	Combined Balance Sheet of Gaming Consultants, Inc. and its Affiliates for the year ended December 31, 2009

•	Combined Statement of Income of Gaming Consultants, Inc. and its Affiliates for the year ended December 31, 2009

•	Combined Statement of Stockholder’s Equity of Gaming Consultants, Inc. and its Affiliates for the year ended December 31, 2009

•	Combined Statement of Cash Flows of Gaming Consultants, Inc. and its Affiliates for the year ended December 31, 2009

•	Notes to Combined Financial Statements of Gaming Consultants, Inc. and its Affiliates for the year ended December 31, 2009

(b) Unaudited Pro Forma Financial Information

     The following pro forma financial information is attached hereto as Exhibit 99.3 and incorporated herein by reference.

•	Unaudited Pro Forma Balance Sheet as of the fiscal year April 30, 2010
•	Unaudited Pro Forma Statement of Operations for the fiscal year ended April 30, 2010

(d) Exhibits

2.1(a)*
Asset Purchase Agreement dated April 14, 2010 between NG Washington II, LLC, as buyer, and Grant Thornton, Ltd., as receiver for Big Nevada, Inc., Gameco, Inc., Gaming Consultants, Inc., Gaming Management, Inc., Golden Nugget Tukwila, Inc., Hollydrift Gaming, Inc., Little Nevada, Inc., Mill Creek Gaming, Inc., Royal Casino Holdings, Inc., and Silver Dollar Mill Creek, Inc.

2.1(b)**
Amendment to the Asset Purchase Agreement dated April 14, 2010 between NG Washington II, LLC, as buyer, and Grant Thornton, Ltd, in its capacity as court-appointed receiver for Big Nevada, Inc., Gameco, Inc., Gaming Consultants, Inc., Gaming Management, Inc., Golden Nugget Tukwila, Inc., Hollydrift Gaming, Inc., Little Nevada, Inc., Mill Creek Gaming, Inc., Royal Casino Holdings, Inc. and Silver Dollar Mill Creek, Inc.

23.1	Consent of LeMaster Daniels PLLC

99.1***	Press Release dated July 26, 2010 reporting the completion of the Acquisition

99.2	Financial Statements listed in Item 9.01(a)

99.3	Unaudited Pro Forma Financial Information listed in Item 9.01(b)

*	Incorporated by reference from Exhibit 10.1 to the Company’s Current Report on Form 8-K/A filed with the Securities and Exchange Commission on April 14, 2010.

**	Incorporated by reference from Exhibit 10.15 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 23, 2010.

***	Previously furnished as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 23, 2010.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned who is duly authorized.

NEVADA GOLD & CASINOS, INC.

Date: September 14, 2011	By:	/s/ James J. Kohn
James J. Kohn
Executive Vice President and CFO

INDEX TO EXHIBITS

Item	Exhibit
2.1(a)*
Asset Purchase Agreement dated April 14, 2010 between NG Washington II, LLC, as buyer, and Grant Thornton, Ltd., as receiver for Big Nevada, Inc., Gameco, Inc., Gaming Consultants, Inc., Gaming Management, Inc., Golden Nugget Tukwila, Inc., Hollydrift Gaming, Inc., Little Nevada, Inc., Mill Creek Gaming, Inc., Royal Casino Holdings, Inc., and Silver Dollar Mill Creek, Inc.

2.1(b)**
Amendment to the Asset Purchase Agreement dated April 14, 2010 between NG Washington II, LLC, as buyer, and Grant Thornton, Ltd, in its capacity as court-appointed receiver for Big Nevada, Inc., Gameco, Inc., Gaming Consultants, Inc., Gaming Management, Inc., Golden Nugget Tukwila, Inc., Hollydrift Gaming, Inc., Little Nevada, Inc., Mill Creek Gaming, Inc., Royal Casino Holdings, Inc. and Silver Dollar Mill Creek, Inc.

23.1	Consent of LeMaster Daniels PLLC

99.1***	Press Release dated July 26, 2010 reporting the completion of the Acquisition

99.2	Financial Statements listed in Item 9.01(a)

99.3	Unaudited Pro Forma Financial Information listed in Item 9.01(b)

*	Incorporated by reference from Exhibit 10.1 to the Company’s Current Report on Form 8-K/A filed with the Securities and Exchange Commission on April 14, 2010.

**	Incorporated by reference from Exhibit 10.15 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 23, 2010.

***	Previously furnished as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 23, 2010.

Exhibit 23.1

CONSENT OF INDEPENDENT ACCOUNTANTS

We consent to the incorporation of our reports, dated June 25, 2010, with respect to the financial statements of Gaming Consultants, Inc. and Affiliates, as of December 31, 2009, included in this Current Report on Form 8-K/A of Nevada Gold & Casinos, Inc. dated September 15, 2010.

/s/ LEMASTER DANIELS PLLC
Yakima, Washington
September 15, 2010

Exhibit 99.2

Gaming Consultants, Inc.
and Affiliates

Combined Financial Statements and
Independent Auditors’ Report

December 31, 2009

INDEPENDENT AUDITORS’ REPORT

Grant Thornton, Ltd.
Receiver of Gaming Consultants, Inc. and Affiliates
Renton, Washington

We have audited the accompanying combined balance sheet of Gaming Consultants, Inc. and Affiliates (the Company) as of December 31, 2009, and the related combined statements of income, stockholder’s equity, and cash flows for the year then ended.  These combined financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these combined financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Gaming Consultants, Inc. and Affiliates as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the combined financial statements taken as a whole.  The supplemental information on pages 15-20 is presented for purposes of additional analysis and is not a required part of the basic combined financial statements.  Such information has been subjected to the auditing procedures applied in the audit of the basic combined financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic combined financial statements taken as a whole.

/s/ LeMaster & Daniels PLLC
Yakima, Washington
June 25, 2010

Gaming Consultants, Inc. and Affiliates

Combined Balance Sheet

Assets

CURRENT ASSETS:
Cash		$2,988,773
Accounts receivable		197,114
Prepaid expenses and other assets		476,897
Inventory		212,517
Total current assets		3,875,301

PROPERTY AND EQUIPMENT:
Furniture, fixtures, and equipment	$4,783,728
Leasehold improvements	3,573,768
	8,357,496
Less accumulated depreciation	6,025,841
Total property and equipment		2,331,655

OTHER ASSETS:
Note receivable	497,985
Deposits	161,824
Goodwill	1,419,943
Other assets, net of amortization	1,035,009
Total other assets		3,114,761

		$9,321,717

See accompanying notes to combined financial statements.

		December 31, 2009

Liabilities and Stockholder's Equity

CURRENT LIABILITIES:
Accounts payable		$797,291
Accrued expenses:
Payroll		1,001,130
Sales and business taxes		793,149
Other accrued expenses		252,811
Deferred revenue		4,632
Chips outstanding		109,057
Jackpots and prize liabilities		1,070,560
Total current liabilities		4,028,630

LONG-TERM DEBT		508,325

Total liabilities		4,536,955

COMMITMENTS AND CONTINGENCIES

STOCKHOLDER’S EQUITY:
Capital	$33,107,196
Retained earnings (accumulated deficit)	(28,322,434)
Total stockholder’s equity		4,784,762

		$9,321,717

Gaming Consultants, Inc. and Affiliates

Combined Statement of Income	Year Ended December 31, 2009

REVENUE:
Gaming operations		$32,317,098
Food and beverage		8,521,908
Pull tabs		895,944
Other		1,124,731
		42,859,681
Less promotional allowances		4,249,196

NET REVENUE		38,610,485

EXPENSES:
Operating costs	$25,884,024
Selling, general, and administrative	10,611,007
Depreciation and amortization	849,219
Total expenses		37,344,250

INCOME FROM OPERATIONS		1,266,235

OTHER INCOME (EXPENSE):
Interest income	465,696
Interest expense	(276,548)
Other loss, including impairment loss on goodwill	(15,570,521)
Loss on fixed asset disposal	(166)
Total other income (expense)		(15,381,539)

LOSS BEFORE INCOME TAXES		(14,115,304)

PROVISION FOR INCOME TAXES		74,668

NET LOSS		$(14,189,972)

See accompanying notes to combined financial statements.

Gaming Consultants, Inc. and Affiliates

Combined Statement of
Stockholder’s Equity		Year Ended December 31, 2009

		Retained Earnings
		(Accumulated
	Capital	Deficit)	Total

BALANCES, JANUARY 1, 2009	$32,619,516	$(12,476,662)	$20,142,854

ADD:
Paid in capital, Washington Gaming, Inc.	487,680	-	487,680

DEDUCT:
Net loss	-	(14,189,972)	(14,189,972)
Stockholder distributions	-	(1,655,800)	(1,655,800)

BALANCES, DECEMBER 31, 2009	$33,107,196	$(28,322,434)	$4,784,762

See accompanying notes to combined financial statements.

Gaming Consultants, Inc. and Affiliates

Combined Statement of Cash Flows	Year Ended December 31, 2009

Increase (Decrease) in Cash

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss		$(14,189,972)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	$849,219
Loss on sale of fixed assets	166
Loss on writeoff of related-party receivable	4,154,285
Impairment loss on goodwill	11,124,421
Deferred income tax	(606,000)
Change in assets:
Accounts receivable	106,990
Inventory	12,229
Prepaid expenses and other assets	(192,813)
Change in liabilities:
Accounts payable and accrued expenses	88,606
Chips outstanding	12,538
Jackpots and prize liabilities	479,953
Deferred revenue	(2,972)
Accrued interest on long-term debt	29,704
Total adjustments		16,056,326

Net cash provided by operating activities		1,866,354

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(154,207)
Increase in deposits	(102,825)
Net cash used in investing activities		(257,032)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of note payable, related party	(146,788)
Repayment of principal on capital leases	(133,614)
Dividends paid to Washington Gaming, Inc.	(1,655,800)
Investment from Washington Gaming, Inc.	487,680
Net cash used in financing activities		(1,448,522)

NET INCREASE IN CASH		160,800

CASH, BEGINNING OF YEAR		2,827,973

CASH, END OF YEAR		$2,988,773

Supplemental Disclosures:

Cash paid for interest		$15,435
Cash paid for income taxes		37,529

Gaming Consultants, Inc. and Affiliates

Notes to Combined Financial Statements

NOTE 1 — NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The combined financial statements include the accounts of Gaming Consultants, Inc. and Affiliates (“the Company”):  Big Nevada, Inc. (doing business as Silver Dollar Casino SeaTac), Little Nevada, Inc. (doing business as Silver Dollar Casino Tukwila and as Silver Dollar Casino Renton), Shoreline Gaming, Inc. (doing business as Golden Nugget Shoreline), Royal Casino Holdings, Inc. (doing business as Royal Casino Everett), Hollydrift Gaming, Inc. (doing business as Drift on Inn Casino and as Club Hollywood Casino), Silver Dollar Mill Creek, Inc. (doing business as Silver Dollar Casino Mill Creek), Golden Nugget Tukwila, Inc. (doing business as Golden Nugget Tukwila), Little Nevada II, Inc., Little Nevada III, Inc., Gaming Management, Inc., Shoreline Holdings, Inc., Snohomish Gaming, Inc., Mill Creek Gaming, Inc., and Gameco, Inc.  Gaming Consultants, Inc. (“GCI”) has a management services agreement with each of the Affiliates, acts as the service administrator for the Company, provides consulting services relating to the casino related activities and assuring compliance with local, state, and federal law.

The assets and stock of the combined companies were pledged as security in October 2007 when the Company’s parent, Washington Gaming, Inc. (“WGI”), became party to a loan entered into by WGI’s parent company, Evergreen Gaming Corp. (“Evergreen”).  The loan had a term of six years, with payment due in full by September 30, 2013.  The note to the principal secured creditor (“Lender”) was secured by the assets of Evergreen, WGI, and substantially all of WGI’s subsidiaries.  On March 31, 2009, the Lender made a written demand for immediate payment of the amount that was owed to them by Evergreen.  In response to the demand, on April 15, 2009, Evergreen filed with the Supreme Court of British Columbia for protection from its creditors under the Companies’ Creditors Arrangement Act (“CCAA”).  The Lender and Evergreen reached a settlement whereby the assets and operations of the Companies reported on herein were put into receivership in full settlement of the amounts owed to the Creditor by Evergreen.  On July 6, 2009, control over all of the assets of the Company were transferred to the court-appointed Receiver, while ownership of the stock remains with WGI.  The Receiver has operated the Company since July 6, 2009, and has pursued a sale of the assets and operations of the Company in order to satisfy secured and unsecured claims of creditors against the Company.  The operations of the Company were not interrupted by the court proceedings or subsequent receivership.

As the balance of the amounts payable to the Lender exceeds the expected sales proceeds from these Companies and other Evergreen assets, it is expected that unsecured creditors and trade payable balances outstanding as of April 16, 2009, will not receive payments in full satisfaction of the amounts due.  These amounts include $508,325 of unsecured notes payable and $527,000 of trade payables.  The Company continues to recognize the amounts payable on the combined balance sheet until such time as these obligations are relieved.

Gaming Consultants, Inc. and Affiliates

Notes to Combined Financial Statements

NOTE 1 — NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

All intercompany transactions between the combined entities have been eliminated in the preparation of the combined financial statements.

a.
Nature of operations – The major source of the Company’s revenue is derived from gaming operations, primarily house-banked card rooms and poker.  The Company also derives revenue from the sale of food and beverage sold in casino restaurants.

b.
Cash – The Washington State Gambling Commission requires that cash be on deposit to cover certain jackpots offered to gaming participants, and those monies cannot be used for any other purpose.  Included in cash are amounts restricted for jackpots at December 31, 2009, of $1,118,088.

c.	Inventory – Inventory is valued at the lower of cost or market with cost determined on a first-in, first-out basis. The majority of inventory consists of food and beverage items.

d.
Property and equipment – Property and equipment are stated at cost.  Depreciation of property and equipment is computed using the straight-line method over estimated useful lives of 3 to 20 years.  Leasehold improvements are depreciated over the estimated useful life of the related asset or the remaining term of the lease whichever is shorter.  Depreciation expense for the year ended December 31, 2009 was $730,315.  The Company reviews its property and equipment for impairment whenever events or changes in circumstances indicate that the carrying value of such property may not be recoverable.

e.
Other assets – Other assets as of December 31, 2009, are comprised of three noncompete agreements totaling $300,000, less accumulated amortization of $193,333.  Also included is memorabilia from Club Hollywood Casino valued at $500,000.  In addition, other assets include $428,342 related to licenses for various house bank card games to use in perpetuity.

f.
Goodwill – Goodwill is tested for impairment at least annually or whenever events or changes in circumstances have indicated that the asset may be impaired.  The first step of the impairment test compares the fair value of the reporting unit with its carrying value.  If fair value is greater than the carrying value, goodwill is not impaired, and the second step of the impairment test is not necessary.  As a result in the decline in profitability of certain of the casinos managed by Gaming Consultants, as well as the closure of the gaming operations at two of the casinos subsequent to December 31, 2009, goodwill was deemed to be impaired as of that date.  Total impairment loss recognized in 2009 was $11,124,421.  Goodwill of $1,419,943 remains on the combined balance sheet as of December 31, 2009.

Gaming Consultants, Inc. and Affiliates

Notes to Combined Financial Statements

NOTE 1 — NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

g.
Fair value of financial instruments – The carrying amounts of financial instruments, including cash and cash equivalents, receivables, payables, and deposits, approximate fair value due to the short maturity of these instruments.  The carrying amount of the notes payable approximates fair value because the interest rate is based on current rates offered for loans and debt with similar terms and maturities.

h.
Washington Players Club Points Program – The Company’s customer rewards program, Washington Players Club, offers incentives to customers who gamble at the Company’s casinos.  Under the program, customers are able to accumulate reward points over time, which customers may redeem at their discretion under the terms of the program.  The reward points will expire if the customer does not redeem their points within one year of being earned or if there is no activity in their account for the prior six months.  A liability is recorded for the amount of outstanding points expected to be redeemed and is included in other accrued expenses.

i.	Casino revenue – Casino revenue is the net win from gaming activities, which is the difference between gaming wins and losses.

j.
Promotional allowances – Promotional allowances represent goods and services, which would be accounted for as revenue if sold, that the Company provided to customers at a discount or at no charge.  The retail amount of promotional allowances are included in gross revenue and offset by deducting it from gross revenue to arrive at net revenue.  The cost of providing promotional allowances is included in operating costs.

k.	Advertising – The Company expenses advertising costs as they are incurred. Advertising expenses incurred during the year ended December 31, 2009, were $50,000.

l.
Income taxes – As described previously, control over all of the assets of the Company were transferred to the court-appointed receiver, while ownership of the stock remains with WGI.  As the legal stockholder, WGI is responsible for the filing of the federal tax return as well as any associated tax liability or asset generated as part of the federal tax filing for the Company.  As such, all tax assets and associated liabilities have been written-off as part of the combined statements.

Gaming Consultants, Inc. and Affiliates

Notes to Combined Financial Statements

NOTE 1 — NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

l.	Income taxes (continued) –

On January 1, 2009, the Company adopted the accounting standard on accounting for uncertainty in income taxes, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements.  Under this guidance, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position.  The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.  The guidance on accounting for uncertainty in income taxes also addresses de-recognition, classification, interest and penalties on income taxes, and accounting in interim periods.

Management evaluated the Company’s tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the combined financial statements to comply with the provisions of this guidance.  With few exceptions, the Company is no longer subject to income tax examinations by the U.S. federal tax authorities for years before 2006.

m.
Use of estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.  Actual results could differ from those estimates.

NOTE 2 — CONCENTRATIONS OF CREDIT RISK:

The Company maintains cash balances in financial institutions in Washington State.  The Federal Deposit Insurance Corporation (FDIC) insures the accounts at each of these institutions.  The aggregate funds held in one institution may exceed the FDIC insured limit from time to time and specific funds held by the institution may not be covered by FDIC insurance.

Management does not anticipate any material effect on the financial position of the Company as a result of these concentrations.  The Company also maintains a significant amount of cash on hand.  The total cash on hand as of December 31, 2009, was $1,128,000.

Gaming Consultants, Inc. and Affiliates

Notes to Combined Financial Statements

NOTE 3 — FAIR VALUE AND FAIR VALUE MEASUREMENTS:

The Company has adopted the provisions of ASC Section 820 Subsection 10, for its goodwill.  Section 820 Subsection 10 establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosure about fair value measurements.  The framework enables a reader of the financial statements to assess the inputs used to develop the measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values.  The standard requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1:  Quoted market prices in active markets for identical assets or liabilities.
Level 2:  Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3:  Unobservable inputs that are not corroborated by market data.

As a result of the bankruptcy proceedings and the subsequent asset purchase agreement previously mentioned, goodwill was impaired at December 31, 2009.  The valuation resulted in a write off of $11,124,421 for the year ended December 31, 2009.  The valuation was performed using the market approach, based on the asset purchase agreement with Nevada Gold & Casinos, Inc. signed on April 14, 2010, see note 8.

The resulting fair value of goodwill of $1,419,943 at December 31, 2009, is based on the value assigned in the asset purchase agreement related to the actual sale of the casino, and therefore is considered to be a Level 1 item.

A reconciliation of goodwill measured at fair value on a recurring basis using subsequent sale information during the year ended December 31, 2009, is as follows:

Balance, beginning of year	$12,544,364
Impairment charge	(11,124,421)

Balance, end of year	$1,419,943

Gaming Consultants, Inc. and Affiliates

Notes to Combined Financial Statements

NOTE 4 — LONG-TERM DEBT:

Long-term debt consisted of four unsecured notes payable with balances due at December 31, 2009 of $508,325, which are due for repayment between 2011 and 2015.  Management expects that the resolution of the CCAA and Receivership proceedings will result in unsecured notes being rendered worthless at the time a sale of the businesses is complete.  The Company continues to recognize the amounts payable on the combined balance sheet until such time as these obligations are relieved.

NOTE 5 — RELATED PARTIES:

Gaming Consultants, Inc., acts as the service administrator for the Company, providing consulting services relating to the casino related activities and assuring compliance with local, state, and federal law.  The operating casinos pay Gaming Consultants, Inc. a service fee of 0.5% of gross revenue and a corporate overhead allocation of 2% of monthly gross revenue that is used to compensate for the costs incurred.  Total corporate overhead expense for the year ended December 31, 2009, was $2,782,000.  These expenses were eliminated during preparation of the combined statements.

NOTE 6 — LEASES:

The Company has numerous cancelable operating leases for food and beverage equipment, table games, and related equipment.  Rent expense under these leases for the year ended December 31, 2009, was $1,021,000.  The Company also incurred $3,010,695 of expense for the rental of the facilities in which the Company operates.  The Company does not have any capital leases.

NOTE 7 — COMMITMENTS AND CONTINGENCIES:

As discussed more fully in note 8, the Company is party to an Asset Purchase Agreement that would result in substantially all of the assets and operations of the Company being acquired by a third-party buyer.

Gaming Consultants, Inc. and Affiliates

Notes to Combined Financial Statements

NOTE 8 — SUBSEQUENT EVENTS:

On February 22, 2010, the Golden Nugget Shoreline casino was closed.  The lease for the casino building was terminated by the Receiver in accordance with their duties under the court order.

On April 14, 2010, an Asset Purchase Agreement (“APA”) was signed with Nevada Gold & Casinos, Inc. (“Nevada Gold”).  The APA contemplates the sale of all of the assets of Gaming Consultants, Inc., Gaming Management, Inc., Gameco, Inc., and seven of the nine casinos, excluding the Golden Nugget Shoreline and the Drift on Inn.  Sale closing is subject to a number of contingencies, particularly Court and regulatory approval.

On April 15, 2010, gaming operations at the Drift on Inn casino were suspended.  The restaurant and its related operations continue to operate.

On May 25, 2010, an agreement was reached to sell the assets of the Drift on Inn to the current owner of the land and building on which that company is located.  The terms of the agreement include provisions that amend the lease of the Club Hollywood Casino building and parking lot in order to ensure timely and efficient assignment of the lease to Nevada Gold as noted in the APA.

On May 28, 2010, a hearing was conducted in the United States Bankruptcy Court, Western District of Washington (“the Court”), to consider the APA noted above.  The Court approved the APA, subject to the buyer being able to successfully obtain the necessary regulatory approvals.  Such approvals are expected to be obtained.

SUPPLEMENTAL INFORMATION

Gaming Consultants, Inc. and Affiliates

Combining Balance Sheet						December 31, 2009

	Big	Silver Dollar	Shoreline	Silver Dollar	Silver Dollar	Golden Nugget	Balance
	Nevada, Inc.	Tukwila	Gaming, Inc.	Mill Creek, Inc.	Renton	Tukwila, Inc.	Carried Forward

Assets

CURRENT ASSETS:
Cash	$486,537	$113,186	$127,049	$369,250	$258,894	$502,041	$1,856,957
Accounts receivable	8,430	13,187	6,396	24,859	39,549	10,808	103,229
Lines of credit, intercompany	700,329	-	-	-	-	417,343	1,117,672
Prepaid expenses and other assets	54,924	41,418	33,927	64,793	79,606	32,428	307,096
Inventory	17,858	16,996	9,260	18,369	15,887	20,248	98,618
Total current assets	1,268,078	184,787	176,632	477,271	393,936	982,868	3,483,572

PROPERTY AND EQUIPMENT:
Furniture, fixtures, and equipment	693,892	406,321	233,142	639,076	396,158	377,395	2,745,984
Leasehold improvements	1,011,476	656,446	301,964	1,033,311	204,351	264,516	3,472,064
	1,705,368	1,062,767	535,106	1,672,387	600,509	641,911	6,218,048
Less accumulated depreciation	1,497,099	987,052	452,122	882,677	371,954	559,520	4,750,424
Fixed assets, net of depreciation	208,269	75,715	82,984	789,710	228,555	82,391	1,467,624

OTHER ASSETS:
Note receivable	-	-	-	-	-	-	-
Investments in properties	-	-	-	-	-	-	-
Deposits	17,095	11,183	1,762	9,645	58,057	18,459	116,201
Goodwill	55,610	-	-	-	-	388,282	443,892
Other assets, net of amortization	-	-	-	-	-	-	-
Total other assets	72,705	11,183	1,762	9,645	58,057	406,741	560,093

Total assets	$1,549,052	$271,685	$261,378	$1,276,626	$680,548	$1,472,000	$5,511,289

See accompanying independent auditors’ report.

Gaming Consultants, Inc. and Affiliates

Combining Balance Sheet (continued)							December 31, 2009

	Balance	Royal Casino	Drift on Inn	Hollywood			Eliminating
	Brought Forward	Holdings, Inc.	Casino Inc.	Casino Inc.	Other*	Subtotal	Entries	Total

Assets

CURRENT ASSETS:
Cash	$1,856,957	$293,744	$154,078	$519,532	$164,462	$2,988,773	$-	$2,988,773
Accounts receivable	103,229	17,819	20,782	46,685	178,427	366,942	(169,828)	197,114
Lines of credit, intercompany	1,117,672	-	-	428,307	12,981,077	14,527,056	(14,527,056)	-
Prepaid expenses and other assets	307,096	56,251	58,201	76,527	33,911	531,986	(55,089)	476,897
Inventory	98,618	18,757	22,363	30,906	41,873	212,517	-	212,517
Total current assets	3,483,572	386,571	255,424	1,101,957	13,399,750	18,627,274	(14,751,973)	3,875,301

PROPERTY AND EQUIPMENT:
Furniture, fixtures, and equipment	2,745,984	278,852	355,636	616,676	786,580	4,783,728	-	4,783,728
Leasehold improvements	3,472,064	-	17,890	13,290	70,524	3,573,768	-	3,573,768
	6,218,048	278,852	373,526	629,966	857,104	8,357,496	-	8,357,496
Less accumulated depreciation	4,750,424	155,338	194,192	334,494	591,393	6,025,841	-	6,025,841
Fixed assets, net of depreciation	1,467,624	123,514	179,334	295,472	265,711	2,331,655	-	2,331,655

OTHER ASSETS:
Note receivable	-	-	-	-	497,985	497,985	-	497,985
Investments in properties	-	-	-	-	5,650,000	5,650,000	(5,650,000)	-
Deposits	116,201	9,213	11,523	13,887	11,000	161,824	-	161,824
Goodwill	443,892	360,701	-	615,350	-	1,419,943	-	1,419,943
Other assets, net of amortization	-	20,000	43,333	543,333	428,343	1,035,009	-	1,035,009
Total other assets	560,093	389,914	54,856	1,172,570	6,587,328	8,764,761	(5,650,000)	3,114,761

Total assets	$5,511,289	$899,999	$489,614	$2,569,999	$20,252,789	$29,723,690	$(20,401,973)	$9,321,717

*	Other is a combination of Gaming Consultants, Inc.; Mill Creek Gaming, Inc.; Gaming Management Inc.; Little Nevada II, Inc.;
Little Nevada III, Inc.; Shoreline Holdings, Inc.; Snohomish Gaming, Inc.; and Gameco, Inc

See accompanying independent auditors’ report.

Gaming Consultants, Inc. and Affiliates

Combining Balance Sheet (continued)						December 31, 2009

	Big	Silver Dollar	Shoreline	Silver Dollar	Silver Dollar	Golden Nugget	Balance
	Nevada, Inc.	Tukwila	Gaming, Inc.	Mill Creek, Inc.	Renton	Tukwila, Inc.	Carried Forward

Liabilities and Stockholder’s Equity

CURRENT LIABILITIES:
Lines of credit, intercompany	$-	$492,230	$1,309,116	$2,082,165	$114,651	$-	$3,998,162
Accounts payable	86,342	42,601	32,354	74,137	79,197	91,163	405,794
Accrued expenses:
Payroll	120,094	70,130	63,370	96,077	99,487	120,549	569,707
Sales and business taxes	144,846	44,304	(7,803)	96,674	27,575	128,308	433,904
Other accrued expenses	(26,763)	23,988	(1,795)	46,222	46,245	(54,512)	33,385
Deferred revenue	-	-	-	-	-	-	-
Chips outstanding	20,003	4,296	5,965	15,040	8,488	10,859	64,651
Jackpots and prizes liabilities	198,160	3,769	-	204,043	109,283	280,560	795,815
Total current liabilities	542,682	681,318	1,401,207	2,614,358	484,926	576,927	6,301,418

LONG-TERM DEBT	-	-	-	-	68,829	-	68,829

Total liabilities	542,682	681,318	1,401,207	2,614,358	553,755	576,927	6,370,247

COMMITMENTS AND CONTINGENCIES

STOCKHOLDER’S EQUITY:
Capital	100	-	62,205	-	-	2,141,256	2,203,561
Retained earnings (accumulated deficit)	1,006,270	(409,633)	(1,202,034)	(1,337,732)	126,793	(1,246,183)	(3,062,519)
Total stockholder’s equity	1,006,370	(409,633)	(1,139,829)	(1,337,732)	126,793	895,073	(858,958)

Total liabilities and stockholder’s equity	$1,549,052	$271,685	$261,378	$1,276,626	$680,548	$1,472,000	$5,511,289

See accompanying independent auditors’ report.

Gaming Consultants, Inc. and Affiliates

Combining Balance Sheet (continued)							December 31, 2009

	Balance	Royal Casino	Drift on Inn	Hollywood			Eliminating
	Brought Forward	Holdings, Inc.	Casino Inc.	Casino Inc.	Other*	Subtotal	Entries	Total

Liabilities and Stockholder’s Equity

CURRENT LIABILITIES:
Lines of credit, intercompany	$3,998,162	$1,436,507	$3,278,093	$-	$5,814,294	$4,527,056	$(14,527,056)	$-
Accounts payable	405,794	87,610	104,643	140,778	228,294	967,119	(169,828)	797,291
Accrued expenses:
Payroll	569,707	112,860	93,920	156,079	68,564	1,001,130	-	1,001,130
Sales and business taxes	433,904	116,229	63,976	151,347	27,693	793,149	-	793,149
Other accrued expenses	33,385	12,490	38,768	7,413	160,755	252,811	-	252,811
Deferred revenue	-	-	-	-	59,721	59,721	(55,089)	4,632
Chips outstanding	64,651	9,714	2,284	32,408	-	109,057	-	109,057
Jackpots and prizes liabilities	795,815	74,085	7,588	193,072	-	1,070,560	-	1,070,560
Total current liabilities	6,301,418	1,849,495	3,589,272	681,097	6,359,321	18,780,603	(14,751,973)	4,028,630

LONG-TERM DEBT	68,829	-	-	-	439,496	508,325	-	508,325

Total liabilities	6,370,247	1,849,495	3,589,272	681,097	6,798,817	19,288,928	(14,751,973)	4,536,955

COMMITMENTS AND CONTINGENCIES

STOCKHOLDER’S EQUITY:
Capital	2,203,561	-	1,050,000	4,600,000	30,903,635	38,757,196	(5,650,000)	33,107,196
Retained earnings (accumulated deficit)	(3,062,519)	(949,496)	(4,149,658)	(2,711,098)	(17,449,663)	(28,322,434)	-	(28,322,434)
Total stockholder’s equity	(858,958)	(949,496)	(3,099,658)	1,888,902	13,453,972	10,434,762	(5,650,000)	4,784,762

Total liabilities and stockholder’s equity	$5,511,289	$899,999	$489,614	$2,569,999	$20,252,789	$29,723,690	$(20,401,973)	$9,321,717

*	Other is a combination of Gaming Consultants, Inc.; Mill Creek Gaming, Inc.; Gaming Management Inc.; Little Nevada II, Inc.;
Little Nevada III, Inc.; Shoreline Holdings, Inc.; Snohomish Gaming, Inc.; and Gameco, Inc.

See accompanying independent auditors’ report.

Gaming Consultants, Inc. and Affiliates

Combining Statement of Income							Year Ended December 31, 2009

	Big		Shoreline	Silver Dollar	Silver	Golden
	Nevada, Inc.	Silver Dollar Tukwila	Gaming, Inc.	Mill Creek, Inc.	Dollar Renton	Nugget Tukwila, Inc.	Royal Casino Holdings, Inc.	Balance Carried Forward

REVENUE:
Gaming operations	$4,876,841	$1,727,986	$1,893,591	$4,049,947	$3,625,627	$4,244,132	$3,978,944	$24,397,068
Food and beverage	1,266,074	354,979	210,662	860,842	922,874	1,199,963	1,000,635	5,816,029
Pull tabs	51,568	69,380	57,585	120,655	73,529	91,119	289,228	753,064
Other	107,758	37,304	34,805	115,998	214,853	81,517	106,181	698,416
	6,302,241	2,189,649	2,196,643	5,147,442	4,836,883	5,616,731	5,374,988	31,664,577
Less promotional allowances	484,585	180,258	121,184	429,940	502,723	642,819	521,741	2,883,250

NET REVENUE	5,817,656	2,009,391	2,075,459	4,717,502	4,334,160	4,973,912	4,853,247	28,781,327

EXPENSES:
Operating costs	3,003,839	1,748,605	1,556,302	2,655,642	2,732,450	3,114,042	3,055,139	17,866,019
Selling, general, and administrative	1,346,938	631,604	687,195	1,366,542	1,428,347	1,068,358	1,337,927	7,866,911
Depreciation and amortization	71,024	47,028	25,818	141,043	59,368	42,260	72,580	459,121
Total expenses	4,421,801	2,427,237	2,269,315	4,163,227	4,220,165	4,224,660	4,465,646	26,192,051

INCOME (LOSS) FROM OPERATIONS	1,395,855	(417,846)	(193,856)	554,275	113,995	749,252	387,601	2,589,276

OTHER INCOME (EXPENSE):
Interest income	1,166	-	-	-	-	695	-	1,861
Other income (expense)	-	(22,750)	(40,000)	(1,429,591)	-	(2,516,431)	(1,459,981)	(5,468,753)
Interest expense	(1,518)	(19,663)	(110,511)	(226,468)	(10,679)	(1,409)	(157,817)	(528,065)
Loss on fixed asset disposal	-	-	-	(167)	-	-	-	(167)
Total other income (expense)	(352)	(42,413)	(150,511)	(1,656,226)	(10,679)	(2,517,145)	(1,617,798)	(5,995,124)

INCOME (LOSS) BEFORE INCOME TAXES	1,395,503	(460,259)	(344,367)	(1,101,951)	103,316	(1,767,893)	(1,230,197)	(3,405,848)

PROVISION (BENEFIT)
FOR INCOME TAXES	(70,000)	(27,000)	(3,900)	(230,000)	(22,000)	(279,000)	(121,000)	(752,900)

NET INCOME (LOSS)	$1,465,503	$(433,259)	$(340,467)	$(871,951)	$125,316	$(1,488,893)	$(1,109,197)	$(2,652,948)

See accompanying independent auditors’ report.

Gaming Consultants, Inc. and Affiliates

Combining Statement of Income (continued)							Year Ended December 31, 2009

	Balance	Drift on Inn	Hollywood			Eliminating
	Brought Forward	Casino Inc.	Casino Inc.	Other*	Subtotal	Entries	Total

REVENUE:
Gaming operations	$24,397,068	$1,546,446	$6,373,584	$-	$32,317,098	$-	$32,317,098
Food and beverage	5,816,029	1,080,691	1,625,188	-	8,521,908	-	8,521,908
Pull tabs	753,064	142,880	-	-	895,944	-	895,944
Other	698,416	190,979	118,222	514,914	1,522,531	(397,800)	1,124,731
	31,664,577	2,960,996	8,116,994	514,914	43,257,481	(397,800)	42,859,681
Less promotional allowances	2,883,250	384,409	981,537	-	4,249,196	-	4,249,196

NET REVENUE	28,781,327	2,576,587	7,135,457	514,914	39,008,285	(397,800)	38,610,485

EXPENSES:
Operating costs	17,866,019	2,306,437	3,909,194	1,991,099	26,072,749	(188,725)	25,884,024
Selling, general, and administrative	7,866,911	1,015,934	2,243,850	(306,613)	10,820,082	(209,075)	10,611,007
Depreciation and amortization	459,121	93,231	141,811	155,056	849,219	-	849,219
Total expenses	26,192,051	3,415,602	6,294,855	1,839,542	37,742,050	(397,800)	37,344,250

INCOME (LOSS) FROM OPERATIONS	2,589,276	(839,015)	840,602	(1,324,628)	1,266,235	-	1,266,235

OTHER INCOME (EXPENSE):
Interest income	1,861	-	720	1,457,391	1,459,972	(994,276)	465,696
Other income (expense)	(5,468,753)	(2,768,700)	(2,896,650)	(4,436,418)	(15,570,521)	-	(15,570,521)
Interest expense	(528,065)	(286,871)	(3,474)	(452,414)	(1,270,824)	994,276	(276,548)
Loss on fixed asset disposal	(167)	-	-	1	(166)	-	(166)
Total other income (expense)	(5,995,124)	(3,055,571)	(2,899,404)	(3,431,440)	(15,381,539)	-	(15,381,539)

INCOME (LOSS) BEFORE INCOME TAXES	(3,405,848)	(3,894,586)	(2,058,802)	(4,756,068)	(14,115,304)	-	(14,115,304)

PROVISION (BENEFIT) FOR INCOME TAXES	(752,900)	(64,000)	168,000	723,568	74,668	-	74,668

NET INCOME (LOSS)	$(2,652,948)	$(3,830,586)	$(2,226,802)	$(5,479,636)	$(14,189,972)	$-	$(14,189,972)

*	Other is a combination of Gaming Consultants, Inc.; Mill Creek Gaming, Inc.; Gaming Management Inc.; Little Nevada II, Inc.;
Little Nevada III, Inc.; Shoreline Holdings, Inc.; Snohomish Gaming, Inc.; and Gameco, Inc.

See accompanying independent auditors’ report.

Exhibit 99.3

Nevada Gold & Casinos, Inc.
Pro-forma Balance Sheet as of the Fiscal Year Ended April 30, 2010

	Nevada Gold as reported in Form 10-K	Consolidated Silver Dollar Casinos reported at April 30, 2010 (unaudited)	Silver Dollar Pro-forma Adjustments to elim assets not acquired	Acquired Silver Dollar Casinos at April 30, 2010 (unaudited)	Pro-forma Adjustments	Pro-forma Balance Sheet

ASSETS
Current assets:
Cash and cash equivalents	$3,155,736	$2,026,970	(72,766)	1,954,204	$-	$5,109,940
Restricted cash	5,266,938			-	(5,000,000)	266,938
Accounts receivable	66,822	207,861	(207,861)	-		66,822
Prepaid expenses	475,262	145,663	(147,143)	(1,480)	-	473,782
Income tax receivable	1,750,374			-	-	1,750,374
Other current assets	155,796	196,028	(34,460)	161,568	70,000	387,364
Total current assets	10,870,928	2,576,522	(462,230)	2,114,292	(4,930,000)	8,055,220

Investments in development projects	1,418,789				(1,273,649)	145,140
Investments in development projects held for sale	3,437,932					3,437,932
Notes receivable	-	497,985	(497,985)	-		-
Notes receivable - development projects, net of allowances	1,700,000					1,700,000
Goodwill	10,243,362	1,419,943	(1,419,943)	-	3,993,643	14,237,005
Identifiable intangiable assets , net of accumulated amortization of $1,025,300 at April 30, 2010	5,101,800				3,382,851	8,484,651
Property and equipment, net of accumulated depreciation						-
of $2,978,679 at April 30, 2010	3,473,051	2,056,483	(167,620)	1,888,863		5,361,914
Deferred tax asset	1,848,419	419,900	(419,900)	-		1,848,419
BVO receivable	4,000,000					4,000,000
Other assets	376,938	1,173,177	(1,173,177)	-		376,938
Total assets	$42,471,219	$8,144,011	$(4,140,855)	$4,003,155	$1,172,845	$47,647,219

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$1,060,017	$1,941,361	(1,835,361)	106,000		$1,166,017
Accrued interest payable	70,000	39,423	(39,423)	-		70,000
Other accrued liabilities	687,819	1,050,670	(1,050,670)	-		687,819
Taxes payable	-	340,432	(340,432)	-		-
Long-term debt, current portion	-
Total current liabilities	1,817,836	3,371,886	(3,265,886)	106,000	-	1,923,836

Long-term debt, net of current portion	10,000,000	508,325	(508,325)	-	5,070,000	15,070,000
Other liabilities	30,944		(0)	-	(0)	30,944
Total liabilities	11,848,780	3,880,212	(3,774,211)	106,000	5,070,000	17,024,780

Commitments and contingencies	-	-	-	-	-	-

Stockholders' equity:
Common stock, $0.12 par value per share; 50,000,000
shares authorized; 13,935,330 shares issued and
12,764,130 and 12,939,130 shares outstanding at
April 30, 2010, and April 30, 2009, respectively	1,672,240	-	-	-	-	1,672,240
Additional paid-in capital	19,859,966	33,107,196	(33,107,196)	-		19,859,966
Dividends	-	(130,000)	130,000	-	-	-
Retained earnings	19,464,972	(28,713,397)	32,610,553	3,897,155	(3,897,155)	19,464,972
Treasury stock, 1,171,200 and 996,200 shares at April 30, 2010 and April 30, 2009, respectively, at cost	(10,369,200)	-	-	-	-	(10,369,200)
Accumulated other comprehensive income	(5,539)	-	-	-	-	(5,539)
Total stockholders' equity	30,622,439	4,263,799	(366,644)	3,897,155	(3,897,155)	30,622,439
Total liabilities and stockholders' equity	$42,471,219	$8,144,011	$(4,140,854)	$4,003,155	$1,172,845	$47,647,219

Nevada Gold & Casinos, Inc.
Pro-forma Statement of Operations for the Fiscal Year Ended April 30, 2010

	Nevada Gold as reported in Form 10-K	Consolidated Silver Dollar Casinos reported for the year ended April 30, 2010 (unaudited)	Silver Dollar Pro-forma Adjustments to elim assets not acquired	Operating Results of the acquired Silver Dollar Casinos for the twelve months ended April 30, 2010 (unaudited)	Pro-forma Adjustments	Pro-forma Statement of Operations

Revenues:
Casino	$18,822,900	$30,907,006	(4,510,724)	26,396,282	$-	$45,219,182
Food and beverage	4,534,744	8,846,188	(1,682,367)	7,163,821	-	11,698,565
Other	865,264	1,901,071	(522,447)	1,378,624	-	2,243,888
Management fees	620,968	-		-	-	620,968
Gross revenues	24,843,876	41,654,265	(6,715,538)	34,938,727	-	59,782,603
Less promotional allowances	(2,817,888)	(4,653,560)	748,125	(3,905,435)		(6,723,323)
Net revenues	22,025,988	37,000,705	(5,967,413)	31,033,292	-	53,059,280

Operating expenses:
Casino	8,562,284	21,102,219	(4,535,594)	16,566,625	-	25,128,909
Food and beverage	2,851,635	7,370,536	(1,657,335)	5,713,201	-	8,564,836
Marketing and administrative	5,564,288	813,348	(211,685)	601,663	-	6,165,951
Facility	1,070,933	4,091,271	(1,002,986)	3,088,285		4,159,218
Corporate expense	4,216,475	2,483,908	(160,316)	2,323,592	-	6,540,067
Legal expenses	241,468	7,795	(5,945)	1,850	-	243,318
Depreciation and amortization	1,344,323	795,863	(155,047)	640,816		2,228,443
Impairment of assets	4,347,183	-		-		4,347,183
Write-off of project development cost	50,486	-	-	-	-	50,486
Other	476,395	638,964	(135,934)	503,030	-	979,425
Total operating expenses	28,725,470	37,303,904	(7,864,842)	29,439,062	296,304	58,460,836
Operating income (loss)	(6,699,482)	(303,199)	1,897,429	1,594,230	(296,304)	(5,401,556)
Non-operating income (expenses):
Loss from unconsolidated affiliates	-	-	-	-	-	-
Gain (loss) on sale equity investees and assets	16,511	(127,821)	122,648	(5,173)	-	11,338
Other non-operating expenses		(15,723,669)	15,723,669	-		-
Interest income	192,708	303,767	(303,767)	-	(10,721)	181,987
Interest expense	(866,034)	(264,685)	264,685	-	(557,700)	(1,423,734)
Amortization of loan issue costs	(58,972)	-	-	-	-	(58,972)
Loss on extinguishment of debt	(128,834)	-	-	-	-	(128,834)
Income (loss) before income tax expense (benefit)	(7,544,103)	(16,115,607)	17,704,664	1,589,057	(864,726)	(6,819,772)
Income tax expense (benefit)
Current	(1,546,698)	(31,893)	69,293	37,400	246,273	(1,263,025)
Deferred and change in valuation allowance	(1,248,623)	-	-	-	-	(1,248,623)
Total income tax benefit	(2,795,321)	(31,893)	69,293	37,400	246,273	(2,511,648)
Net income (loss)	$(4,748,782)	$(16,083,714)	$17,635,371	$1,551,657	$(1,110,998)	$(4,308,123)

Per share information:
Net income (loss) per common share - basic	$(0.37)	$(1.25)	$1.37	$0.12	$(0.09)	$(0.33)
Net income (loss) per common share - diluted	$(0.37)	$(1.25)	$1.37	$0.12	$(0.09)	$(0.33)

Basic weighted average number of shares outstanding	12,878,240	12,878,240	12,878,240	12,878,240	12,878,240	12,878,240
Diluted weighted average number of shares outstanding	12,878,240	12,878,240	12,878,240	12,878,240	12,878,240	12,878,240

Nevada Gold & Casinos, Inc.
Pro-forma Balance Sheet as of the Fiscal Year Ended April 30, 2010

Pro-forma adjustments to give effect to the acquisition as if it occurred April 30, 2010 (the last day of fiscal 2010)

JE #1: Eliminate assets/liabilities not acquired	Debit	Credit
Drift on Inn
Cash		14,291
Accounts receivable		14,904
Prepaid expenses		4,097
Other current assets		17,784
PPE		102,436
Other assets		48,190
Accounts payable and accrued liabilities	226,662
Other accrued liabilities	2,376
Taxes payable	64,000
Other liabilities	3,625,179
Paid in capital	1,050,000
Retained earnings		4,766,515
Golden Nugget Shoreline
Cash	29,203
Accounts receivable		16,526
Deferred tax asset		57,000
Other assets		2,085
Accounts payable and accrued liabilities		44,900
Other liabilities	1,326,182
Paid in capital	62,205
Retained earnings		1,297,079
Little Nevada 2 (LN2)
Accounts payable and accrued liabilities	17,464
Taxes payable		458,000
Other liabilities	1,158,305
Paid in capital	1,000
Retained earnings		718,769
Little Nevada 3 (LN3)
Accounts payable and accrued liabilities	27,167
Accrued interest payable	33,255
Taxes payable		253,000
Long-term debt, net of current portion	439,496
Other liabilities	2,293,848
Paid in capital	16,000
Retained earnings		2,556,766
SHI
Cash		9
Other assets		5,650,000
Taxes payable		1,000
Other liabilities	4,014
Paid in capital	5,650,000
Retained earnings		3,005
SNO
Other liabilities	172
Retained earnings		172
GAI
Cash		278
Accounts receivable		2,977
Prepaid expenses		439
Accounts payable and accrued liabilities	520
Other liabilities	19,341
Retained earnings		16,167
Silver Dollar Tukwila
Cash		87,391
Accounts receivable		7,542
Prepaid expenses		9,735
Other current assets		16,676
PPE		65,184
Deffered tax asset		85,000
Other assets		11,183
Accounts payable and accrued liabilities	139,677
Other accrued liabilities	8,147
Taxes payable	112,000
Other liabilities	710,653
Retained earnings		687,766

JE #2: Eliminate assets and liabilities NGWAII is not acquiring from the remaining/acquired Silver Dollar Casinos
Accounts receivable		165,912	None to be acquired
Prepaid expenses		132,872	MAS annual fee balance of $1,480
Notes receivable		497,985	None to be acquired
Goodwill		1,419,943	None to be acquired
Deferred tax asset		277,900	None to be acquired
Other assets	4,538,281		None to be acquired
Accounts payable and accrued liabilities	1,468,771		$106,000 to be transferred
Accrued interest payable	6,168		None to be acquired
Other accrued liabilities	1,040,147		None to be acquired
Taxes payable	876,432		None to be acquired
Long-term debt, net of current portion	68,829		None to be acquired
Other liabilities		9,137,694	None to be acquired
Paid in capital	26,327,991		None to be acquired
Dividends		130,000	None to be acquired
Retained earnings		18,667,158	None to be acquired
Goodwill		3,897,155	Difference

To give effect to the acquisition as if it occurred April 30, 2010 (last day of fiscal 2010)
Restricted cash		5,000,000	Remaining cash to be paid for acquisition
Long-term debt, net of current protion		5,070,000	New credit agreement
Investments in development projects		1,273,649	Reclass
Memorabilia inventory	70,000		Hollywood Casino memorabilia
Customer relationships	2,074,131		Used same % as NGWA acquisition
Trade names	1,308,720		Used same % as NGWA acquisition
Retained earnings	3,897,155		Eliminate remaining Retained Earnings of Silver Dollar Casinos
Goodwill	3,993,643

Nevada Gold & Casinos, Inc.
Pro-forma Statement of Operations for the Fiscal Year Ended April 30, 2010

Pro-forma adjustments to give effect to the acquisition as if it occurred as of April 30, 2009 (the first day of fiscal 2010)

	Debit	Credit
Reduce interest income for the use of cash to purchase casinos for one year at 0.18%
Interest income	10,800
Cash		10,800

To account for interest expense on $5,070,000 long-term debt at 11.0%
Interest expense	557,700
Cash		557,700

To amortize Customer Relationship intangible asset over 7 years
Amortization of intangible assets expense	296,304
Accumulated amortization of intangible assets		296,304

To account for interest on $1 million deposit made to acquire casinos for 16 days at 0.18%
Cash	79
Interest income		79

JE #8: Eliminate operating results of casinos/operating units not acquired
DOI
Casino revenues	1,578,128
Food and beverage revenues	1,110,430
Other revenues	353,985
Promotional allowances		433,885
Casino expenses		1,687,482
Food and beverage expenses		1,000,560
Marketing and administrative		124,591
Facility		516,727
Corporate expenses		75,945
Legal expenses		997
Depreciation and amortization		91,423
Other expenses		83,383
Loss on sale of assets		51,898
Interest expense		313,863
Other non-operating expenses		2,776,225
Golden Nugget Shoreline
Casino revenues	1,419,669
Food and beverage revenues	173,450
Other revenues	77,145
Promotional allowances		102,058
Casino expenses		1,264,415
Food and beverage expenses		226,125
Marketing and administrative		54,536
Facility		222,074
Corporate expenses		33,221
Depreciation and amortization		21,552
Other expenses		22,269
Loss on sale of assets		70,750
Interest expense		109,609
Other non-operating expenses		45,372
Income tax benefit	69,293
Gaming Management, Inc.
Corporate expenses		1,252
Little Nevada 2 (LN2)
Other revenues	500
Casino expenses	5,839
Marketing and administrative		931
Facility		422
Interest expense		73,328
Other non-operating expenses	4,828
Little Nevada 3 (LN3)
Casino expenses	1,936
Legal expenses		4,948
Interest expense		178,554
Other non-operating expenses	335,907
SHI
Interest expense	573
Silver Dollar Tukwila
Casino revenues	1,512,927
Food and beverage revenues	398,487
Other revenues	90,817
Promotional allowances		212,182
Casino expenses		1,591,472
Food and beverage expenses		430,650
Marketing and administrative		31,627
Facility		263,763
Corporate expenses		49,898
Depreciation and amortization		42,072
Other expenses		30,282
Interest expense		36,673
Other non-operating expenses		24,050

JE#9: Eliminate non-recurring transactions related to the Receivership/Restructuring and write off of intercompany lines of credit
Other non-operating expenses SD-Mill Creek		1,429,591
Other non-operating expenses Club Hollywood		2,896,650
Other non-operating expenses Royal Casino		1,459,981
Other non-operating expenses Golden Nugget Tukwila		2,516,431
Other non-operating expenses Gaming Consultants Inc.		4,916,104

JE#10: Eliminate interest income and expense as recorded for acquired operations (including intercompany transctions)
Interest income	303,767
Interest expense	446,769
Retained earnings		750,536	(through change of Stmt of Ops)

To account for Federal income tax at 34% of pro-forma pre-tax operating adjustments
Income tax receivable	294,007
Income tax expense-current		294,007

To account for Federal income tax at 34% of pre-tax operating results of acquired casinos
Income tax expense-current	540,279
Income tax receivable		540,279